1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/08/23 :	To explain media reports about Chunghwa Telecom providing fraudulent loans masked as genuine business transactions
99.02	Announcement on 2018/08/27 :	Clarification of the related media report
99.03	Announcement on 2018/09/10 :	Chunghwa Telecom announces its operating results for August 2018
99.04	Announcement on 2018/09/10 :	August 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

To explain media reports about Chunghwa Telecom providing fraudulent loans masked as genuine business transactions

Date of events: 2018/08/23

Contents:

1.Date of occurrence of the event:2018/08/23

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head offic

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Apple Daily

6.Content of the report:It was reported that Chunghwa Telecom provided fraudulent loans masked as genuine business.

7.Cause of occurrence:Response to the news report.

8.Countermeasures:

The Company deeply regrets that a few employees violated company rules and regulations, and will fully cooperate with law enforcement authorities in their investigations.

The management has repeatedly emphasized in internal communications about running the business with honesty and integrity, and will continue to improve control and management of such projects.

9.Any other matters that need to be specified:none

EXHIBIT 99.02

Clarification of the related media report

Date of events: 2018/08/27

Contents:

1.Date of occurrence of the event:2018/08/27

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head offic

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times

6.Content of the report:Commercial Times reported on August 27th, A1, that

Light Era Development Co., Ltd., 100% subsidiary of Chunghwa Telecom, will be appointed to build three smart office buildings and the other three self-owned land will be developed……the total amount of investment will be 20 billion NT Dollars.

7.Cause of occurrence:Response to the news report.

8.Countermeasures:None

9.Any other matters that need to be specified:The company follows internal process to evaluate each land development project and will make official announcement based on related regulation after completing all the procedures.

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for August 2018

Date of events: 2018/09/10

Contents:

1.Date of occurrence of the event:2018/09/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or

  "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for August 2018 was NT$ 17.78 billion, a 3.2 % decrease year-over-year, mainly due to the decrease of voice revenue resulted from continuing VoIP substitution and the decline of mobile service revenue owing to market competition, which offset the increase of international fixed communication revenue and MOD revenue. Operating costs and expenses were NT$14.47 billion, a 1.0 % increase year-over-year, mainly due to the increase of international interconnection expenses, which offset the decrease of cost of goods sold. Operating income was NT$ 3.3 billion, an 18.3 % decrease year-over-year. Income before tax was NT$ 3.5 billion, a 12.9 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.72 billion, a 16.6 % decrease year-over-year. EPS was NT$ 0.35.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

September 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Aug.	Net sales	17,778,092	18,368,753	(-)590,661	(-)3.22%
Jan.-Aug.	Net sales	142,207,640	147,197,198	(-)4,989,558	(-)3.39%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,821,590

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	412,923
	Fair Value	4,567
	The amount of unrealized gain(loss) recognized this year	4,661

Settled Position	Total amount of contract	397,318
	The amount of realized gain(loss) recognized this year	-5,523

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	88,583
	Fair Value	1,036
	The amount of unrealized gain(loss) recognized this year	1,886

Settled Position	Total amount of contract	943,306
	The amount of realized gain(loss) recognized this year	-3,529

b Trading purpose : None